March 31, 2006
U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re: J.P. Morgan Acceptance Corporation I Registration Statement on Form S-3/A File No. 333-130192________________

Ladies and Gentlemen:

The undersigned, J.P. Morgan Acceptance Corporation I (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m. on April 3, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

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should you (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

J.P. MORGAN ACCEPTANCE CORPORATION I

By:   /s/  David M. Duzyk______

Name:  David M. Duzyk
Title:    President